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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                             Ocular Sciences, Inc.
           --------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
           --------------------------------------------------------
                        (Title of Class of Securities)

                                   675744106
           --------------------------------------------------------
                                (CUSIP Number)


                                 John D. Fruth
                           c/o Ocular Sciences, Inc.
                               475 Eccles Avenue
                        South San Francisco, CA  94080


           --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 19, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box/ /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages
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                                                              Page 2 of 11 Pages

                                 SCHEDULE 13D
CUSIP NO. 675744106

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      John D. Fruth
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                 (a)                                               [_]
                   (b)                                               [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      N/A
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
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                          SOLE VOTING POWER
                     7
     NUMBER OF            5,016,665 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,016,665 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,016,665
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                     [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 21.86%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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     Item 1. Security and Issuer.

     The class of equity security to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock") of Ocular Sciences, Inc., a Delaware corporation ( "OSI"). The name and address of the principal executive offices of OSI are Ocular Sciences, Inc., 475 Eccles Avenue, South San Francisco, California 94080.

     Item 2. Identity and Background.

     This Statement is being filed by John D. Fruth by virtue of his granting of a proxy to Wesley Jessen VisionCare, Inc. to vote his 5,016,665 shares of Common Stock shares under certain circumstances as more fully described herein.

     Mr. Fruth is the Chairman of the Board of Directors of Ocular Sciences, Inc. OSI is a growing manufacturer and marketer of soft contact lenses. OSI manufactures a broad line of soft contact lenses marketed for annual and disposable replacement regimens. Mr. Fruth is sometimes referred to herein as the "Reporting Person."

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     On March 19, 2000, OSI, John D. Fruth and Wesley Jessen Visioncare, Inc. ("WJ") entered into a Stockholders Agreement (the "Stockholders Agreement"). The transactions contemplated by the Stockholders Agreement are not expected to require the expenditure of any funds. OSI, Mr. Fruth and WJ entered into the Stockholders Agreement to induce WJ and OSI Acquisition Corp. ("Merger Sub") to enter into the Merger Agreement (defined in Item 4 below). No cash consideration was paid for the Stockholders Agreement.

     Item 4. Purpose of Transaction.

     On March 19, 2000, OSI, WJ and OSI Acquisition Corp. ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for (i) the merger of Merger Sub with and into OSI (the "Merger"), whereupon the existence of Merger Sub will cease and OSI will continue as the surviving corporation (the "Surviving Corporation"), and will be a wholly-owned subsidiary of WJ. WJ entered into the OSI Stock Option Agreement and the Stockholders Agreement to facilitate the transactions contemplated by the Merger Agreement.

     At the effective time of the Merger (the "Effective Time") and subject to certain limitations set forth in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by stockholders exercising appraisal rights in accordance with applicable law) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into 0.7211 validly issued, fully paid and nonassessable shares (the "Exchange Ratio") of common stock, par value $.01 per share, of WJ ("WJ Common Stock") and the associated WJ Rights (as defined in the Merger Agreement), together with any cash

                               Page 3 of 8 Pages
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in lieu of fractional shares of WJ Common Stock to be paid pursuant to the
Merger Agreement. At the Effective Time, the holders of the outstanding shares of Common Stock so converted will become holders of record of the shares of WJ Common Stock issued in consideration therefor upon such conversion without any further action on the part of such holders.

     At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and be retired without payment of any consideration therefor and cease to exist.

     At the Effective Time, each share of Common Stock issued and outstanding at the Effective Time and owned by WJ or Merger Sub or held by the Company at the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and be retired without payment of any consideration therefor and cease to exist.

     At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $.01 per share, of the Surviving Corporation.

     At the Effective Time, all then outstanding stock options granted under OSI's existing stock option plans will be converted into options to acquire that number of shares of WJ Common Stock as determined by multiplying the number of shares subject to such options by the Exchange Ratio. At the Effective Time, each outstanding purchase right under OSI's 1997 Employee Stock Purchase Plan will be assumed by WJ.

     Because the approval of OSI's stockholders is required by applicable law in order to consummate the Merger, OSI will submit the Merger Agreement and the Merger to its stockholders for approval.

     The obligations of the parties to the Merger Agreement to effect the Merger is subject to certain conditions, and prior to the Effective Time, OSI or WJ may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

     The certificate of incorporation and the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and the bylaws of the Surviving Corporation. The officers and directors of Merger Sub immediately prior to the Effective Time will be the officers and directors of the Surviving Corporation upon the completion of the Merger.

     In connection with the Merger, it is expected that OSI's Common Stock will cease to be quoted on the Nasdaq National Market and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

     Concurrently with the execution and delivery of the Merger Agreement, WJ, OSI and Mr. Fruth entered into the Stockholders Agreement. Pursuant to the Stockholders Agreement, Mr. Fruth has agreed to vote, and has granted the individual or individuals to be named by WJ an irrevocable proxy to vote, his shares of Common Stock owned as of March 19, 2000 and any shares of Common Stock acquired after March 19, 2000 and prior to the Effective Time (the "Securities") in favor of the Merger, the Merger Agreement and all other transactions contemplated in the Merger Agreement and the calling of a special meeting of the shareholders of the Company to consider any

                               Page 4 of 8 Pages
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of the foregoing, in each case during the term of the Stockholders Agreement.

     The Stockholders Agreement also provides that Mr. Fruth shall not, except as contemplated by the terms of the Stockholders Agreement: (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any agreement, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Securities to any person; (ii) enter into any voting arrangement, whether by proxy voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Securities; or (iii) take any other action that would in any way restrict, limit, or interfere with the performance of its obligations thereunder or the transactions contemplated thereby; provided, however, that Mr. Fruth may transfer all or any part of his Securities to any person, if the recipient of the Securities agrees in advance in writing delivered to WJ to be bound by the Stockholders Agreement.

     The Stockholders Agreement and all rights and obligations of the parties thereunder terminates immediately upon the earlier of: (a) the date upon which the Merger Agreement is terminated in accordance with its terms, (b) the Effective Time or (c) a Change in the OSI Recommendation as a result of a Superior Proposal (as defined in the Merger Agreement).

     The preceding summaries of certain provisions of the Stockholders Agreement and the Merger Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits A and B, respectively, and are incorporated herein by reference.

     Other than as described in this Statement, the Reporting Person presently has no plans or proposals that relate to or would result in one of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.


     (a) Mr. Fruth owns 5,016,665 shares of Common Stock, of which 16,665 shares are subject to an option to purchase Common Stock which are exercisable within 60 days of 12/31/99.

     (b) Reference is made to the Stockholders Agreement described in Item 4 above and attached hereto as Exhibit A.

     (c)  None

     (d)  Not applicable

     Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer.

     Except as otherwise set forth in this Statement (and the agreements referenced herein), to the best knowledge of the Reporting Person, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of OSI, including but not limited to transfer or voting of any of the securities of OSI, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of OSI.

                               Page 5 of 8 Pages
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     Item 7.   Material to be filed as Exhibits.

     Exhibit A --   Stockholders Agreement, dated as of March 19, 2000, by and among Wesley Jessen VisionCare, Inc., Ocular Sciences, Inc.
                    and John D. Fruth.

     Exhibit B --   Agreement and Plan of Merger, dated as of March 19, 2000, by and among Wesley Jessen VisionCare, Inc., OSI Acquisition
                    Corp. and Ocular Sciences, Inc.


                               Page 6 of 8 Pages
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                                 SIGNATURES
                                 ----------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  March 28, 2000               JOHN D. FRUTH


                                        /s/ John D. Fruth
                                       -------------------------------------
                                         Signature

                               Page 7 of 8 Pages
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                                 EXHIBIT INDEX


Exhibit No.                                            Exhibit Name
-----------    -----------------------------------------------------------------

     A Stockholders Agreement, dated as of March 19, 2000, by and among Wesley Jessen VisionCare, Inc., Ocular Sciences, Inc. and John D. Fruth.

     B Agreement and Plan of Merger, dated as of March 19, 2000, by and among Wesley Jessen VisionCare, Inc., OSI Acquisition Corp. and Ocular Sciences, Inc.


                               Page 8 of 8 Pages